Exhibit 99.4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the issuer	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

			(iii) both (i) and (ii)

	Cable and Wireless plc		Both (i) and (iii)

3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

	Rob Rowley (Director) Charles Herlinger (Director) George Battersby (Director) Andrew Garard (PDMR)		N/a

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest[1]	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

	Notification is in respect of dividend shares purchased under the Cable & Wireless Share Purchase Plan		Ordinary Shares of 25 pence each

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8	State the nature of the transaction

	Cable and Wireless plc		Dividend shares purchased under the Cable & Wireless Share Purchase Plan

9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	Rob Rowley – 41 shares Charles Herlinger – 21 shares George Battersby – 22 shares] Andrew Garard – 34 shares		Less than 1%

11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

	N/a		N/a

13.	Price per share or value of transaction	14.	Date and place of transaction

	£1.5975		London, 12 August 2005

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction

	Rob Rowley – 497,590 (less than 1%) Charles Herlinger – 31,422 (less than 1%) George Battersby – 1,340 (less than 1%) Andrew Garard – 108,051 (less than 1%)		12th August 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant	18.	Period during which or date on which it can be exercised

	N/a		N/a

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)

	N/a		N/a

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification

	N/a		N/a

23.	Any additional information	24.	Name of contact and telephone number for queries

	N/a		Lorraine Davidson 020 7315 4934

Name and signature of duly authorised officer of issuer responsible for making notification Lorraine Davidson Date of notification : 16th August 2005